

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 29, 2016

Via E-mail
Steven C. Lockard
Chief Executive Officer
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 100
Scottsdale, AZ 85253

> **Re:** **TPI Composites, Inc.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 8, 2016**
> **CIK No. 0001455684**

Dear Mr. Lockard:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Long-term supply agreements provide significant revenue visibility, page 7

1. Please balance your disclosure here with your disclosure on page 108 regarding the early termination provisions for your long-term supply agreements with your majority customer.

<u>Global Wind Energy Market, page 87</u>

2.   If the Paris Agreement does not implement penalties to "bind" participating countries to their respective emissions reduction targets, please clarify this in your disclosure in the last paragraph on page 89.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Ryan S. Sansom
        Goodwin Procter LLP